Exhibit 99.41

For Immediate Release:

HudBay Announces 2007 Results Release Dates

and Update on Share Buyback Program

Winnipeg, Manitoba – February 11, 2008 – HudBay Minerals Inc. (TSX:HBM) (“HudBay” or the “Company”) today announced planned release dates for its 2007 operating and financial results and 2008 outlook and provided an update on the progress of the Company’s share buy back program.

2007 PRODUCTION RESULTS & 2008 OUTLOOK

HudBay expects to issue a news release with its 2007 production results and 2008 outlook on February 15, 2008. Consistent with its 2007 practice, the release is intended to provide timely information on 2007 operating performance in advance of audited financial results being available in mid-March.

2007 FINANCIAL RESULTS

Audited 2007 financial results and complete details on HudBay’s operating performance for the year are scheduled for release on March 17, 2008. HudBay will host a conference call and webcast to discuss the Company’s 2007 results on March 18, 2008. Details are as follows:

Date:	March 18, 2008
Time:	10:00 am (Eastern Time)
Webcast:	www.hudbayminerals.com
Dial in:	416-644-3414 or 800-733-7560
Replay:	416-640-1917 or 877-289-8525
Replay Passcode:	21262558#

The conference call replay will be available until midnight (Eastern Time) on March 25, 2008. An archived audio webcast of the call will also be available on HudBay’s website.

NORMAL COURSE ISSUER BID

In December 2007, HudBay launched a normal course issuer bid (the “Bid”) to purchase through the facilities of the Toronto Stock Exchange (the “TSX”), up to 9,946,093 of its common shares, representing approximately 9.5% of its public float over a 12 month period ending December 16, 2008. The Company purchased 321,300 shares under the Bid for approximately $6.2 million to December 31, 2007. A further 620,000 shares were purchased from January 1, 2008 to January 14, 2008 for approximately $11.0 million.

Based on an expectation of releasing 2007 production results and its 2008 outlook in mid-February, HudBay ceased purchasing shares on January 14, 2008 pursuant to its insider trading policy (the “Policy”). HudBay is scheduled to issue its 2007 audited financial results on March 17, 2008. The associated Blackout Period is scheduled to end on March 18, 2008 following the release of the 2007 financial results. The Company intends to continue to execute the Bid going forward in accordance with the rules of the TSX and the Policy.

About HudBay Minerals Inc.

HudBay Minerals Inc. is an integrated mining company that operates mines, concentrators and a metal production complex in northern Manitoba and Saskatchewan. The company also owns a zinc oxide production facility in Ontario, the White Pine Copper Refinery in Michigan and the Balmat zinc mine in New York state. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

Forward-looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information with respect to HudBay’s normal course issuer bid. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur”, or “be achieved”. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay, to be materially different from those expressed or implied by such forward-looking information, including market conditions, risks associated with the mining industry such as economics, future commodity prices, results of exploration activities, government regulation, environmental and reclamation risks, timely and cost effective access to capital, conclusions of economic evaluations, changes in project parameters as plans continue to be refined as well as those factors discussed in the section entitled “Risk Factors” in HudBay’s Annual Information Form for the year ended December 31, 2006, available on www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

(HBM-G)

For further information:

Brad Woods

Director, Investor Relations

Tel: (204) 949-4272

brad.woods@hbms.ca

www.hudbayminerals.com

2